Trinity Mirror plc

12g3-2(b)

07028515

22 November 2007

SEC MAIL PROCESSING
RECEIVED
DEC 04 2007
WASH. D.C.
186
SECTION

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

SUPPL

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Linda Mailey

PROCESSED
DEC 12 2007
THOMSON
FINANCIAL

Encs.

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

AXA INVESTMENT MANAGERS

Trinity Mirror PLc
The Company Secretary
One Canada Square
Canary Wharf
London
E14 5AP

21 November 2007
Your ref : COMPANY SECRETARY

Direct telephone number 020 7003 2637
Contact : Terry Marsh

Dear Sirs,

NOTIFICATION OF INTEREST(S) IN SHARES

TRINITY PLC

This notification supersedes any previous notification from AXA Investment Managers UK Ltd.

We are writing on behalf of AXA S.A. of 25 Avenue Matignon, 75008 Paris and its Group Companies who are deemed to have an interest in these shares.

The identity of each registered holder of the shares to which this notice relates, so far as is known to AXA Investment Managers UK Ltd, as at 20/11/07, is as per the attached Appendix.

Yours Faithfully,

OSSM Workflow Manager

OSSM Workflow Manager

TR-1	Notification of a Major Interest in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	TRINITY PLC

2. Reason for Notification	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the aquisition of shares already issued to which voting rights are attached.	
An event changing the breakdown of voting rights	
Other: Please Specify	

3. Full name of person(s) subject to the notification obligation	AXA S.A, 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) if different from 3.	
5.Date of the transaction and date in which threshold is crossed or breached	20/11/2007
6.Date on which issuer notified	21/11/2007
7. Threshold(s) that is/are crossed or reached:	12 %.
8. Notified details:	

A: Voting rights attached to shares							
Class or Type of shares	Situation Previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
0903994	40,021,400	40,021,400	4,109,057	4,109,057	34,728,563	1.40	11.84

B: Financial Instruments				
Resulting situation after triggering transaction				
Type of Financial Instrument	Expiration date	Exercise / conversion period / date	Number of voting rights that may be acquired if the instrument is exercised / converted	% of voting rights

Total A + B	
Number of Voting Rights	% of voting rights
38,837,620	13.24%

Issued : 293,220,172

13.24%

Sold : 3,289,685

Proxy Voting	
10. Name of proxy holder:	
11. Number of Voting rights Proxy Holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13.Additional Information:	
14. Contact Name	Terry Marsh
15. Contact telephone number	020 7003 2637

9.Chain		
Name of the Company / Fund	**Number of Shares**	**% of issued share capital**
AXA Sun Life plc With Profits **Direct**	200,000	0.06821
AXA Sun Life plc Deferred Distribution Fund Life **Direct**	325,000	0.11083
AXA Sun Life plc Distribution Fund Life **Direct**	105,000	0.03581
PPP Healthcare Group plc **Direct**	15,474	0.00528
AXA Sun Life plc Retirement Distribution Pension **Direct**	500,000	0.17052
Sun Life Assurance Society Plc With Profit **Direct**	100,000	0.03410
AXA Insurance UK Managed **Direct**	147,300	0.05023
AXA UK Group Pension Scheme ***Indirect***	9,000	0.00307
AXA Financial, Inc **Indirect**	34,198,669	11.66278
AXA Colonia Konzern **Indirect**	17,295	0.00590
Sun Life International (IOM) Ltd **Direct**	300,000	0.10231
AXA France **Indirect**	4,795	0.00164
AXA Rosenberg **Indirect**	20,848	0.00711
AXA Financial, Inc * **Indirect**	477,956	0.16300
AXA Sun Life LTAV UK Equity Life **Direct**	71,235	0.02429
AXA Sun Life	197,700	0.06742

ABL High Alpha Life **Direct**		
AXA Sun Life FTSE All Share Tracker Life **Direct**	49,398	0.01685
AXA Sun Life LTAV UK Equity Pension **Direct**	344,813	0.11759
AXA Sun Life ABL High Alpha Pension **Direct**	1,106,900	0.37749
AXA Sun Life FTSE All Share Tracker Pension **Direct**	253,567	0.08647
AXA Winterthur **Direct**	76,525	0.02610
Axa Sun Life with Profits Passive **Direct**	194,920	0.06647
Sun Life Ass Soc with Profit Passive **Direct**	**121,225**	0.04134
Total Direct	**4,109,057**	**1.40131**
Total Indirect	**34,728,563**	**11.84349**
TOTAL	**38,837,620**	**13.24480**

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Trinity Mirror PLC	Holding(s) in Company		12:21 22 Nov 07		

Full Announcement Text

The Company has today received notification from AXA Investment Managers UK Ltd, on behalf of AXA S.A. and its group of companies, that they have an interest in Trinity Mirror plc Ordinary Shares of 38,837,620 (previously 42,727,305), representing 13.24% of the issued share capital divided as 4,109,057 direct(1.40%) and 34,728,563 indirect (11.84%).

END

status list

BARCLAYS

Barclays Compliance
1 Churchill Place
London
E14 5HP

Tel: 020 7116 2913
Fax: 020 7116 7665
Email: geoff.smith1@barclays.com

16 November 2007

The Company Secretary

Trinity Mirror Group PLC
1 Canada Square
Canary Wharf
London
E14 5AP

Dear Sir.

Major Shareholding Notification

I hereby inform you that as at 15-November-07 Barclays Global Investors, through the legal entities listed in the enclosed notification, held 5.23 % of the total voting rights attaching to shares

Full details of our interest are set out in the attached notification.

As you will be aware, following the implementation of the Transparency Directive in the UK, the requirements for the notification of major shareholdings have changed. The obligation to notify is now based upon control over the exercise of voting rights attached to shares and financial instruments rather than "interests in shares". Additionally we now have the opportunity to disaggregate certain holdings held for the benefit of clients from our notification.

The result of these changes is that the interest set out in this notification may be inconsistent with previous disclosures made to you but will be the basis of notifications going forward.

In order to get notifications to you as quickly as possible, we would like to send future notifications electronically. If you are in agreement with this, will you please provide me with the appropriate e-mail address we should use.

If you have any questions arising from this notification, please contact me on 020 7116 2913.

Yours faithfully

Issued 293,229,172

Bought 4,054,512

5.23%

Geoff Smith

Enc.

Financial Services Authority

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached [ii]:	Trinity Mirror Group PLC
2. Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	✓
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to the notification obligation[iii]:	Barclays Global Investors
4. Full name of shareholder(s) (if different from 3.)	
Barclays Global Fund Advisors	
Barclays Global Investors Ltd	
Barclays Global Investors, N.A.	
Indexchange Investment AG	
5. Date of the transaction and date on which the threshold is crossed or reached[v]:	15-Nov-07
6. Date on which issuer notified:	16-Nov-07
7. Threshold(s) that is/are crossed or reached:	3% to 5%

8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction vi		Resulting situation after the triggering transaction viii				
	Number of Shares	Number of Voting Rights viii	Number of Shares	Number of Voting Rights		% of voting rights	
				Direct x	Indirect xi	Direct	Indirect
GB0009039941	11,158,317	11,158,317	15,334,884	0	15,334,884	0.00	5.23

B: Financial Instruments

Resulting situation after the triggering transaction xiii				
Type of financial instrument	Expiration date xiii	Exercise/Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
15,334,884	5.23

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv :
Barclays Global Fund Advisors
Barclays Global Investors Ltd
Barclays Global Investors, N.A.
Indexchange Investment AG

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Geoff Smith
15. Contact telephone number:	020 7116 2913

Trinity Mirror plc

22 November 2007

Ms Bridgette Evans
Team leader - Investor Relations & Share Watch
Equiniti Ltd
1st Floor, West Wing
Highdown House
Yeomans Way
Worthing
West Sussex
BN99 6DZ

Dear Bridgette

Section 198 Register

Please find enclosed a breakdown of the announcement received from the Barclays Bank plc. Their holding has increased by 4,054,512 to 15,334,884 representing 5.23% of our issued share capital.

A Stock Exchange announcement has been made.

Yours sincerely

Linda L Mailey
Company Secretarial Assistant

Enc.

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Trinity Mirror PLC	Holding(s) in Company		12:18 22 Nov 07		

Full Announcement Text

The Company has today received notification that Barclays PLC have a notifiable indirect interest in 15,334,884 (previously 11,280,372) Trinity Mirror plc Ordinary Shares, representing a total number of voting rights of 15,334,884. This represents 5.23% (previously 3.85%) of the issued share capital.

END

status list

END